Exhibit 99.1

Execution Version

CONTINGENT VALUE RIGHTS AGREEMENT

AGNICO EAGLE MINES LIMITED

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated June 16, 2026

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	1

1.1	Definitions	1
1.2	Meaning of “Outstanding” for Certain Purposes	7
1.3	Certain Rules of Interpretation	7
1.4	Interpretation Not Affected by Headings, etc.	7
1.5	Applicable Law	7
1.6	Day Not a Business Day	7
1.7	Conflict	8
1.8	Currency	8
1.9	Schedules	8

ARTICLE 2 ISSUE OF RIGHTS	8

2.1	Creation and Issue of Rights	8
2.2	Terms of Rights	8
2.3	Rights Certificates	9
2.4	CDS Rights	9
2.5	Signing of Rights Certificates	11
2.6	Certification by the Rights Agent	11
2.7	Nature of the Rights	12
2.8	Issue in Substitution for Lost Rights Certificate	12
2.9	Register for Rights	13
2.10	Transfer of Rights	13
2.11	Transferee Entitled to Registration	14
2.12	Registers Open for Inspection	14
2.13	Ownership of Rights	14
2.14	Exchange of Rights Certificates	15
2.15	Ability to Abandon Rights	15
2.16	Principal Office	15

ARTICLE 3 ISSUANCE OF THE CVR PAYMENT AMOUNT	15

3.1	Achievement Certificate	15
3.2	Payment Procedure	16
3.3	Payment Mechanism	16
3.4	Withholding and Tax Information	16
3.5	Cancellation of Rights	17
3.6	Accounting, Recording and Segregation	17
3.7	Paying Agent and Registrar	17

ARTICLE 4 COVENANTS OF AGNICO	18

4.1	Acquired Property	18
4.2	Public Announcement	18
4.3	Sell or Dispose of Rights in Acquired Property	18
4.4	Recordkeeping	18
4.5	To Pay Rights Agent Remuneration and Expenses	19
4.6	Rights Agent May Perform Covenants	19

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4.7	Creation and Issue of the Rights	19
4.8	Listing on the TSX	19
4.9	Purchases by Agnico and Affiliates	19

ARTICLE 5 ROLE OF RIGHTS AGENT	20

5.1	Role as Rights Agent	20

ARTICLE 6 DISPUTE MECHANISM	20

6.1	Disputed Matters	20
6.2	Arbitration	21

ARTICLE 7 MEETINGS OF HOLDERS OF RIGHTS	21

7.1	Right to Convene Meeting	21
7.2	Notice of Meetings	22
7.3	Chairperson	22
7.4	Quorum	22
7.5	Power to Adjourn	22
7.6	Voting at Meetings	22
7.7	Voting	23
7.8	Regulations	23
7.9	Agnico and Rights Agent May Be Represented	23
7.10	Powers Exercisable by Extraordinary Resolution	24
7.11	Meaning of “Extraordinary Resolution”	24
7.12	Powers Cumulative	25
7.13	Minutes	25
7.14	Instruments in Writing	25
7.15	Binding Effect of Resolutions	25

ARTICLE 8 NOTICES	26

8.1	Notice to Agnico and the Rights Agent	26
8.2	Notice to the Holders	27

ARTICLE 9 CONCERNING THE RIGHTS AGENT	27

9.1	No Conflict of Interest	27
9.2	Replacement of Rights Agent	27
9.3	Evidence, Experts and Advisers	28
9.4	Rights Agent May Deal in Securities	29
9.5	Rights Agent Not Ordinarily Bound	29
9.6	Rights Agent Not Required to Give Security	29
9.7	Rights Agent Not Required to Give Notice of Default	29
9.8	Acceptance of Appointment	29
9.9	Duties of Rights Agent	29
9.10	Actions by Rights Agent	30
9.11	Protection of Rights Agent	30
9.12	Indemnification of the Rights Agent	31
9.13	Third Party Interests	31

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9.14	Not Bound to Act/Anti-Money Laundering	31
9.15	Privacy Laws	31
9.16	Force Majeure	32

ARTICLE 10 AMENDMENTS	32

10.1	Amendments Without Consent of the Holders	32
10.2	Amendments with Consent of Holders	33
10.3	Effect of Amendment	33
10.4	Notice of Amendment	33

ARTICLE 11 EVENTS OF DEFAULT	33

11.1	Events of Default Under this Agreement	33
11.2	Notice of Events of Default	34
11.3	Waiver of Default	35

ARTICLE 12 GENERAL PROVISIONS	35

12.1	Execution	35
12.2	Formal Date	35
12.3	Termination, Satisfaction and Discharge of Agreement	35
12.4	Provisions of Agreement and Rights for the Sole Benefit of Parties and Holders	36

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CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT dated June 16, 2026,

B E T W E E N :

AGNICO EAGLE MINES LIMITED,

a company existing pursuant to the laws of the

Province of Ontario (“Agnico”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company existing under the federal laws of

Canada (the “Rights Agent”)

RECITALS:

A.	Agnico and Rupert Resources (as defined below) have entered into the Arrangement Agreement (as defined below).

B.	Pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement, Agnico proposes to issue up to 207,654,166 Rights.

C.	Each Right will entitle the Holder to receive, without payment of any further consideration and without further action on the part of the Holder thereof, up to the CVR Payment Amount, subject to the terms and conditions set forth in this Agreement.

D.	The Rights Agent has agreed to act as the rights agent in respect of the Rights on behalf of the Holders on the terms and conditions set forth in this Agreement.

E.	The foregoing recitals are made as representations by Agnico and not by the Rights Agent.

NOW THEREFORE THIS AGREEMENT WITNESSES, that in consideration of the covenants and agreements in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are by this Agreement acknowledged), it is by this Agreement agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1                  Definitions

In this Agreement, including the recitals and schedules hereto:

“Achievement Certificate” has the meaning ascribed thereto in Section 3.1;

“Acquired Property” means the mining rights 100% owned by Rupert Resources as of the date hereof, as set out in Schedule “C”;

“Acquired Property Transfer” has the meaning ascribed thereto in Section 4.1;

“Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

“Agreement” or “this Agreement” refer to this contingent value rights agreement as originally executed or as it may from time to time be supplemented or amended by one or more supplemental agreements or amendments hereto entered into pursuant to the applicable provisions hereof;

“Applicable Procedures” means (a) with respect to any transfer or exchange of beneficial ownership interests in, or the settlement of Rights represented by, a CDS Right, the applicable rules, procedures or practices of the Depository and the Rights Agent in effect at the time being, and (b) with respect to any issuance, deposit or withdrawal of Rights from or to an electronic position evidencing a beneficial ownership interest in Rights represented by a CDS Right, the rules, procedures or practices followed by the Depository and the Rights Agent at the time being with respect to the issuance, deposit or withdrawal of such positions;

“Arrangement” means the arrangement of Rupert Resources pursuant to Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in either the Interim Order or the Final Order with the prior written consent of Agnico and Rupert Resources, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement between Rupert Resources and Agnico dated April 17, 2026 in respect of the Arrangement, the schedules thereto, as such agreement may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Authenticated” means: (a) with respect to the issuance of a Rights Certificate, one which has been duly signed by Agnico and authenticated by manual signature of an authorized officer of the Rights Agent; and (b) with respect to the issuance of an Uncertificated Right, one in respect of which the Rights Agent has completed all Internal Procedures such that the particulars of such Uncertificated Right as required by Section 2.6(b) are entered in the register of holders of Rights, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“BCBCA” means the Business Corporations Act (British Columbia);

“Book Entry Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Rights;

“Business Day” means any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario;

“CDS Rights” means Rights representing all or a portion of the aggregate number of Rights issued in the name of the Depository represented by an Uncertificated Right, or, if requested by the Depository or Agnico, by a Rights Certificate;

“Certificated Right” means a Right evidenced by a Rights Certificate;

“Chairperson” has the meaning ascribed thereto in Section 7.3;

“Change of Control” means the occurrence of any one of the following: (i) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one transaction or a series of related transactions, of all or substantially all of the property and assets of Agnico and its subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert for the purposes of such transaction (other than to Agnico and its subsidiaries); (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, business combination, merger or issue of voting shares or other similar transaction, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than Agnico and its subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of Agnico, measured by voting power rather than number of shares; or (iii) a change in 50% or more of the directors of Agnico, resulting from the election or removal of directors of Agnico at an annual meeting or special meeting of holders of Agnico’s common shares, or from a series of resignations and appointments of directors of Agnico at a directors’ meeting, or from a combination thereof;

“Commercial Production” means, and is deemed to have been achieved, when Agnico determines, acting in good faith, that a mine construction project has entered the production stage pursuant to Agnico’s accounting policies as disclosed in Agnico’s Annual Audited Consolidated Financial Statements from time to time;

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained by the

Rights Agent or retained or employed by Agnico and acceptable to the Rights Agent, acting reasonably;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“CVR Payment Amount” means for each Right, up to $3.00 in cash if the Payment Conditions are met prior to the Expiry Date;

“Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by Agnico to act as depository in respect of the Rights;

“Director” means a director of Agnico;

“Dispute Notice” has the meaning ascribed thereto in Section 6.1;

“Dispute Period” has the meaning ascribed thereto in Section 6.1;

“DRS Statement” means a direct registration statement, which is an electronic record or paper advice that proves the Holders directly own the Rights;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system operated by the U.S. Securities and Exchange Commission;

“Effective Date” means the date upon which the Arrangement becomes effective, as defined in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as defined in the Plan of Arrangement;

“Event of Default” has the meaning ascribed thereto in Section 11.1(a);

“Expiry Date” means the date that is ten years following the Effective Date;

“Extraordinary Resolution” has the meaning ascribed thereto in Section 7.11;

“Fee Schedule” means the Rights Agent Fee Schedule between the Rights Agent and Agnico dated as of the date hereof;

“Final Order” means the final order of the Court made pursuant to section 291 of the BCBCA, in form and substance acceptable to Agnico and Rupert Resources, each acting reasonably, approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Agnico and Rupert Resources, each acting reasonably), at any time prior to the Effective Date;

“First Payment Condition” means Agnico has publicly announced (including in an MRMR Statement) that the number of ounces of gold in Mineral Reserves on the Acquired Property is not less than 5,000,000 ounces of gold;

“Full Payment Date” has the meaning ascribed thereto in Section 3.5;

“Holder” means a registered holder of Rights;

“Holders’ Request” means an instrument signed in one or more counterparts by Holders holding not less than 25% of the issued and outstanding Rights, requesting the Rights Agent to take a certain action or proceeding specified in this Agreement;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, in form and substance acceptable to Agnico and Rupert Resources, each acting reasonably, providing for, among other things, the calling and holding of a special meeting of shareholders of Rupert Resources, as such order may be amended, modified, supplemented or varied by the Court, with the consent of Agnico and Rupert Resources, each acting reasonably;

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including, without limitation, original issuances) the minimum number of the Rights Agent’s internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Rights Agent;

“Mineral Reserve” means the term “mineral reserve” as defined in the CIM Definitions Standards for Mineral Resources and Mineral Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum;

“MRMR Statement” means the annual statement of mineral resources and mineral reserves issued by Agnico;

“Non-Achievement Certificate” has the meaning ascribed thereto in Section 3.1(b);

“Payment Conditions” means, collectively, the First Payment Condition, the Second Payment Condition and the Third Payment Condition and “Payment Condition” means any one of them;

“Payment Date” means the earlier of (a) a date established by Agnico that is as soon as possible and in any event not later than five Business Days after the applicable Record Date, and (b) a date established by Agnico, at any time, in respect of a specific Payment Condition, by Agnico’s delivery of notice to the Rights Agent;

“Payment Fund” has the meaning ascribed thereto in Section 3.3(a);

“Person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, government or governmental authority, or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, in the form attached as Schedule A to the Arrangement Agreement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement, or made at the direction of the Court in the Final Order (with the prior written consent of Agnico and Rupert Resources, each acting reasonably);

“publicly announced” means (i) publicly announced via press release; (ii) included in a document filed on SEDAR+ or EDGAR or (iii) posted on Agnico’s website;

“Qualified Mining Company” means a company that, together with its Affiliates, in the good faith determination of Agnico, has sufficient capabilities, expertise and financial resources to perform the obligations of Agnico under this Agreement;

“Record Date” means the close of business in Toronto, Ontario on the date specified in the Achievement Certificate for determining the Holders entitled to receive payment of the amount payable in satisfaction of a Payment Condition and shall be no less than 10 Business Days and no more than 50 days after the date of the Achievement Certificate;

“Regulatory Authorities” means securities regulatory authorities in Canada, the United

States or a jurisdiction outside Canada and the United States where a Holder is resident;

“Required Holders” means any Holder, or group of Holders, representing at least 25% of the issued and outstanding Rights;

“Required Holders Approval” means the approval of Required Holders in writing or at a duly called meeting of Holders;

“Rights” mean the contingent value rights issued and certified under this Agreement and for the time being outstanding, entitling Holders thereof to receive the CVR Payment

Amount, in accordance with the terms hereof, and “Right” means any one of them;

“Rights Agency” means the transfer office of the Rights Agent in Toronto, Ontario and such other locations as Agnico may designate, with the approval of the Rights Agent;

“Rights Agent” means Computershare Trust Company of Canada or its successor or successors for the time being as rights agent under this Agreement, at its offices in Toronto, Ontario;

“Rights Certificate” means a certificate in substantially the form set out in Schedule “A” to this Agreement, issued and certified under this Agreement to evidence one or more Rights;

“Rupert Resources” means Rupert Resources Ltd., a corporation existing pursuant to the laws of the Province of British Columbia;

“Second Payment Condition” means both of the following have been satisfied after the

Effective Date: (i) Agnico has publicly announced that the Acquired Property has reached Commercial Production; and (ii) Agnico has publicly announced (including in an MRMR Statement) that the number of ounces of gold in Mineral Reserves on the Acquired Property, together with the aggregate number of ounces of gold produced from the Acquired Property as of the date of such public announcement, is not less than 7,500,000 ounces of gold;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ maintained on behalf of the Canadian Regulatory Authorities;

“Third Payment Condition” means both of the following have been satisfied after the

Effective Date: (i) Agnico has publicly announced that the Acquired Property has reached Commercial Production; and (ii) Agnico has publicly announced (including in an MRMR Statement) that the number of ounces of gold in Mineral Reserves on the Acquired Property, together with the aggregate number of ounces of gold produced from the Acquired Property as of the date of such public announcement, is not less than 10,000,000 ounces of gold;

“TSX” means the Toronto Stock Exchange or any successor thereto;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“Uncertificated Right” means any Right which is not evidenced by a Rights Certificate, including a Right evidenced by a DRS Statement;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“written request of Agnico” and “certificate of Agnico” mean, respectively, a written order, request, consent and certificate signed (either manually or by electronic signature) in the name of Agnico by any one or more of the officers or Directors of Agnico and may consist of one or more instruments so executed and any other documents referred to in this Agreement which is required or contemplated to be provided or given by Agnico is a document signed on behalf of Agnico by any one or more of such officers or Directors;

and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.

1.2	Meaning of “Outstanding” for Certain Purposes

Except as provided in Section 3.5, every Rights Certificate countersigned and delivered by the Rights Agent under this Agreement and every Uncertificated Right shall be deemed to be outstanding until the earlier of the Full Payment Date and the Expiry Date; provided however that where a Rights Certificate or Uncertificated Right has been issued in substitution for a Rights Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Rights outstanding; provided further that in determining whether the Holders of the requisite Rights have given any request, demand, direction, consent or waiver hereunder, Rights owned by Agnico or any Affiliate of Agnico, whether held as treasury securities or otherwise, shall be disregarded and deemed not to be outstanding.

1.3	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	words importing the singular number include the plural and vice versa;

(b)	words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;

(c)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including email, PDF, DocuSign or otherwise;

(d)	“including” is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(e)	reference to any statute, regulation or by-law includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.

1.4	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.5	Applicable Law

This Agreement, the Rights and the Rights Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in this Agreement.

1.6	Day Not a Business Day

Whenever any payment is due or required to be made or any other action is required to be taken under this Agreement or the Rights Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day.

1.7	Conflict

In the event of a conflict or inconsistency between a provision of this Agreement and in the Rights Certificates issued under this Agreement, the relevant provision in this Agreement shall prevail to the extent of the inconsistency.

1.8	Currency

Except as otherwise stated, all dollar amounts in this Agreement are expressed in Canadian dollars.

1.9	Schedules

Schedules “A”, “B” and “C” to this Agreement are an integral part of this Agreement.

ARTICLE 2

ISSUE OF RIGHTS

2.1	Creation and Issue of Rights

(a)              Agnico by this Agreement creates and authorizes the issue of Rights, with the aggregate number of Rights to be issued not to exceed 207,654,166 Rights, as partial consideration in respect of the acquisition of shares of Rupert Resources by Agnico in accordance with the Plan of Arrangement.

(b)            The Rights Agent is by this Agreement appointed rights agent in respect of the Rights.

(c)            Pursuant to the Plan of Arrangement, to the extent that a registered holder of common shares of Rupert Resources who has validly exercised dissent rights in connection with the Arrangement is ultimately deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of common shares of Rupert Resources, Agnico shall cause the Rights Agent to deliver the Rights to such holder, as set out in the Plan of Arrangement and upon the written request of Agnico.

2.2	Terms of Rights

(a)            If the First Payment Condition is satisfied prior to the Expiry Date, each Right shall entitle the Holder thereof, without any further act or formality or payment of any additional consideration, to one-third of the CVR Payment Amount, being $1.00, less any applicable withholding taxes in accordance with Section 3.4(a).

(b)            If the Second Payment Condition is satisfied prior to the Expiry Date, each Right shall entitle the Holder thereof, without any further act or formality or payment of any additional consideration, to one-third of the CVR Payment Amount, being $1.00, less any applicable withholding taxes in accordance with Section 3.4(a).

(c)            If the Third Payment Condition is satisfied prior to the Expiry Date, each Right shall entitle the Holder thereof, without any further act or formality or payment of any additional consideration, to the balance of the CVR Payment Amount, being $1.00, less any applicable withholding taxes in accordance with Section 3.4(a).

(d)            For greater certainty, the aggregate CVR Payment Amount shall not exceed $3.00 and the maximum amount payable in respect of each Right upon satisfaction of all Payment Conditions shall be $3.00.

(e)            Agnico shall remit the CVR Payment Amount accruing to the Holder of a Right in accordance with Section 3.3.

(f)            All Rights are direct contingent obligations of Agnico.

(g)            The Rights shall terminate in accordance with the provisions of Section 3.5.

2.3	Rights Certificates

(a)            All Rights Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as Agnico may, with the approval of the Rights Agent, prescribe, and shall be issuable in any denomination, excluding fractions.

(b)            The Rights may be issued in both certificated and uncertificated form. Upon the issue of Rights, Rights Certificates, if applicable, shall be executed by an authorized signatory of Agnico and, in accordance with a written request of Agnico, certified by or on behalf of the Rights Agent and delivered by Agnico in accordance with Section 2.4 and Section 2.6. The Rights Certificates, if applicable, shall be substantially in the form attached as Schedule “A”, subject to the provisions of this Agreement, with such variations and changes as may from time to time be agreed upon by the Rights Agent and Agnico and shall have such distinguishing letters and numbers as Agnico may, with the approval of the Rights Agent, prescribe and shall be issuable in any denomination excluding fractions.

2.4	CDS Rights

(a)            Re-registration of beneficial interests in Rights held by the Depository shall be made only through the book entry registration system and no Rights Certificates shall be issued in respect of such Rights except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by a Depository, as determined by Agnico, from time to time. Except as provided in this Section 2.4, owners of beneficial interests in any CDS Rights shall not be entitled to have Rights registered in their names and shall not receive or be entitled to receive Rights in definitive form or to have their names appear in the register referred to in Section 2.9 while they are held as book entry securities with the Depository.

(b)            Notwithstanding any other provision in this Agreement, no CDS Rights may be exchanged in whole or in part for Rights registered in the name of any person other than the Depository for such CDS Rights or a nominee thereof unless:

(i)	the Depository notifies Agnico that it is unwilling or unable to continue to act as depository in connection with the CDS Rights and Agnico is unable to locate a qualified successor;

(ii)	Agnico determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Rights and Agnico is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and Agnico is unable to locate a qualified successor;

(iv)	Agnico determines that the Rights shall no longer be held as CDS Rights through the Depository;

(v)	such exchange is required by applicable law, as determined by Agnico and Agnico’s Counsel; or

(vi)	Agnico so instructs the Rights Agent in writing,

following which Rights for those holders requesting such shall be issued to the beneficial owners of such Rights or their nominees as directed by the holder. Agnico shall provide a certificate of Agnico giving notice to the Rights Agent of the occurrence of any event outlined in this Section 2.4(b), other than in the case of Section 2.4(b)(vi).

(c)            Notwithstanding anything to the contrary in this Agreement, subject to applicable law, the CDS Right will be issued as an Uncertificated Right, unless otherwise requested in writing by the Depository or Agnico.

(d)            The rights of beneficial owners of Rights who hold securities entitlements in respect of the Rights through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Rights who hold securities entitlements in respect of the Rights through the book entry registration system, and such rights must be exercised through a Book Entry Participant in accordance with the rules and Applicable Procedures of the Depository and the Rights Agent.

(e)            Notwithstanding anything herein to the contrary, neither Agnico nor the Rights Agent nor any agent thereof shall have any responsibility or liability for:

(i)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Rights or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Rights represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(ii)	for maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

(f)            Agnico may terminate the application of this Section 2.4 in its sole discretion in which case all Rights shall be evidenced by Rights Certificates registered in the name of a person other than the Depository.

(g)            For so long as Rights are held through the Depository, if any notice or other communication is required to be given to Holders, the Rights Agent will give such notices and other communications to all registered Holders, including the Depository.

2.5	Signing of Rights Certificates

The Rights Certificates shall be signed by any Director or officer of Agnico. The signature of such signing officer may be mechanically reproduced in facsimile or electronically and Rights Certificates bearing such facsimile or electronic signature shall be binding upon Agnico as if they had been manually signed by such signing officer. Notwithstanding that any individual whose manual, facsimile or electronic signature appears on any Rights Certificate as a signing officer may no longer hold office at the date of issue of such Rights Certificate or at the date of certification or delivery thereof, any Rights Certificate signed as aforesaid shall, subject to Section 2.6, be valid and binding upon Agnico and the Holder thereof shall be entitled to the benefits of this Agreement.

2.6	Certification by the Rights Agent

(a)            Rights Certificates evidencing the Rights shall be certified by or on behalf of the Rights Agent on written direction of Agnico.

(b)            The Rights Agent shall Authenticate Uncertificated Rights (whether upon original issuance, exchange, partial payment or otherwise) by completing its Internal Procedures and Agnico shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Right under this Agreement. Such Authentication shall be conclusive evidence that such Uncertificated Rights have been duly issued under this Agreement and that the holder or holders are entitled to the benefits of this Agreement. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Rights with respect to which this Agreement requires the Rights Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error, and any Uncertificated Rights recorded therein shall be binding on Agnico.

(c)            Any Rights Certificate validly issued in accordance with the terms of this Agreement in effect at the time of issue of such Rights Certificate shall, subject to the terms of this Agreement and applicable law, validly entitle the holder to the CVR Payment Amount, notwithstanding that the form of such Rights Certificate may not be in the form then required by this Agreement.

(d)            No Right shall (a) be considered issued, valid or obligatory nor (b) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by the Rights Agent. Authentication by the Rights Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Rights Agent as to the validity of this Agreement or of such Certificated Right or Uncertificated Rights (except the due Authentication thereof) or as to the performance by Agnico of its obligations under this Agreement and the Rights Agent shall in no respect be liable or answerable for the use made of the Rights or any of them or of the consideration thereof. Authentication by the Rights Agent shall be conclusive evidence as against

Agnico that the Rights so Authenticated have been duly issued under this Agreement and that the holder thereof is entitled to the benefits of this Agreement.

(e)            No Certificated Right shall (a) be considered issued or obligatory nor (b) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by signature by or on behalf of the Rights Agent. Such Authentication on any such Certificated Right shall be conclusive evidence that such Certificated Right is duly Authenticated and is a valid and binding obligation of Agnico and that the holder is entitled to the benefits of this Agreement.

(f)            No Uncertificated Right shall (a) be considered issued or obligatory nor (b) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Right. Such entry on the register of the particulars of an Uncertificated Right shall be conclusive evidence that such Uncertificated Right is duly Authenticated and is a valid and binding obligation of Agnico and that the holder is entitled to the benefits of this Agreement.

2.7	Nature of the Rights

(a)            Rights represent a contractual right to the CVR Payment Amount upon satisfaction of the Payment Conditions in accordance with the terms of this Agreement. Nothing in this Agreement or in the holding of a Right itself evidenced by a Rights Certificate, or otherwise, shall be construed as conferring upon a Holder any voting or dividend rights, or as creating any debtor-creditor or other similar relationship, and interest will not accrue for the benefit of the Holder on any amounts payable in respect of the Rights. Rights do not represent any equity or ownership interest in Agnico, or any of its Affiliates, or in any of their assets, including but not limited to any interest in the Acquired Property or any assets or minerals relating to the Acquired Property.

(b)            Nothing in this Agreement or the Rights shall be construed as creating a royalty (including any net smelter return royalty, gross overriding royalty or net profits interest), streaming interest, profit à prendre or similar production-based interest. The Rights do not grant, attach to, or run with the land, the Acquired Property or any mining claims, mining leases, staking rights, concessions or other real property interests, nor do they create any encumbrance, lien, charge, caveat or other interest in any real or personal property of Agnico or its Affiliates.

2.8	Issue in Substitution for Lost Rights Certificate

(a)            If any of the Rights Certificates become mutilated or lost, destroyed or stolen, Agnico, subject to applicable law and to Subsection 2.8(b), shall issue and thereupon the Rights Agent shall certify and deliver a new Rights Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Rights Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Rights Certificate, and the substituted Rights Certificate shall be in a form approved by the Rights Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Rights Certificates issued or to be issued under this Agreement.

(b)            The applicant for the issue of a new Rights Certificate pursuant to this Section 2.8 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to Agnico and to the Rights Agent evidence of ownership and of the loss, destruction or theft of the Rights Certificate so lost, destroyed or stolen satisfactory to Agnico and to the Rights Agent, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or surety bond in amount and form satisfactory to Agnico and the Rights Agent, in each case acting reasonably, and shall pay the reasonable costs, charges and expenses of Agnico and the Rights Agent in connection therewith.

2.9	Register for Rights

Agnico shall cause to be kept by and at the Rights Agency which is the transfer office of the Rights Agent in Toronto, Ontario and in such other place or places as Agnico with the approval of the Rights Agent may designate, a securities register in which, subject to such reasonable regulations as the Rights Agent may prescribe, Agnico shall provide for the registration and transfer of the Rights. Agnico shall also cause to be kept by and at such office the register of transfers, and may also cause to be kept by the Rights Agent or such other registrar or registrars and at such other place or places as Agnico may designate with the approval of the Rights Agent, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Rights Agencies) in which shall be recorded the particulars of the transfers of Rights registered in that branch register of transfers.

2.10	Transfer of Rights

(a)            Subject to Section 2.4, the Rights may only be transferred on the register kept by the Rights Agent in the City of Toronto, Ontario, by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Rights Agent only upon (a) in the case of a Certificated Right, surrendering to the Rights Agent the Rights Certificates representing the Rights to be transferred together with a duly executed transfer form as set forth in Schedule “B”, (b) in the case of an Uncertificated Right evidenced by a DRS Statement, delivering to the Rights Agent a duly executed transfer form as set forth in Schedule “B”, (c) in the case of CDS Rights, in accordance with procedures prescribed by the Depository under the book entry registration system, and (d) upon compliance with the conditions required by this Agreement, such reasonable requirements as the Rights Agent may prescribe, and all applicable securities legislation and requirements of regulatory authorities, and such transfer shall be duly noted in such register by the Rights Agent.

(b)            Upon compliance with the requirements set forth in Section 2.10(a), the Rights Agent shall issue to the transferee a Rights Certificate or Uncertificated Right representing the Rights transferred. Transfers within the systems of the CDS are not the responsibility of the Rights Agent and will not be noted on the register maintained by the Rights Agent.

(c)            No transfer of a Right shall be valid:

(i)	unless made in accordance with the provisions hereof;

(ii)	until, upon compliance with such reasonable requirements as the Rights Agent may prescribe, such transfer is recorded on the register maintained by the Rights Agent pursuant to Subsection 2.9; and

(iii)	until all governmental or other charges arising by reason of such transfer have been paid.

(d)            The Rights Agent will promptly advise Agnico of any requested transfer of the Rights. Agnico will be entitled, and may direct the Rights Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Rights on the register kept by the Rights Agent, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies or any Regulatory Authority having jurisdiction, it being acknowledged and agreed that the Rights shall be freely trading securities in Canada and freely transferable securities in the United States (other than by persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Agnico, as such term is defined in Rule 144 under the U.S. Securities Act).

(e)            The transfer register for the Rights shall be closed as of the close on business on the last Business Day immediately preceding the earlier of the Full Payment Date and the Expiry Date.

2.11	Transferee Entitled to Registration

(a)            The transferee of a Right in accordance with Sections 2.9 and 2.10 shall, after the transfer form attached to the Rights Certificate is duly completed and the Rights Certificate and transfer form are lodged with the Rights Agent, and upon compliance with all other conditions in that regard required by this Agreement and by all applicable securities laws and requirements of Regulatory Authorities, be entitled to have its name entered on the register as the owner of such Right free from all equities or rights of set-off or counterclaim between Agnico and its transferor or any previous Holder of such Right, save in respect of equities of which Agnico or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

(b)            No duty shall rest with the Rights Agent to determine compliance of the transferee or transferor of any Rights with applicable securities laws or requirements of Regulatory Authorities. The Rights Agent may assume for the purposes of this Agreement that the address on the register of Holders of any Holder is the actual address of such Holder and is also determinative of the residence of such Holder and that the address of any transferee to whom any Rights or other securities deliverable in connection with any Rights are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

2.12	Registers Open for Inspection

The registers referred to in this Agreement shall be open at all reasonable times and upon reasonable notice for inspection by Agnico, the Rights Agent or any Holder. The Rights Agent shall, from time to time when requested to do so in writing by Agnico, furnish Agnico, upon payment of the Rights Agent’s reasonable charges, with a list of the names and addresses of Holders of Rights entered in the register kept by the Rights Agent and showing the number of Rights held by each such Holder.

2.13	Ownership of Rights

(a)            Agnico and the Rights Agent may deem and treat the registered Holder of any Rights Certificate as the absolute owner of the Right represented by this Agreement for all purposes and Agnico and the Rights Agent shall not be affected by any notice or knowledge to the contrary, except where Agnico or the Rights Agent is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither Agnico nor the Rights Agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Right, and may transfer any Right in accordance with Section 2.10 on the direction of the Person registered as Holder thereof, whether named as rights agent or otherwise, as though that Person were the beneficial owner thereof.

(b)            Subject to the provisions of this Agreement and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Rights held by this Agreement.

2.14	Exchange of Rights Certificates

(a)            Rights Certificates representing Rights entitling the Holders to receive the CVR Payment Amount may, prior to the earlier of the Full Payment Date and the Expiry Date and upon compliance with the reasonable requirements of the Rights Agent, be exchanged for another Rights Certificate or Rights Certificates representing the same rights of the Holder thereof to receive the CVR Payment Amount payable under the Rights Certificate or Rights Certificates so exchanged of equal aggregate amount.

(b)            Rights Certificates may be exchanged only at the Rights Agency or at any other place that is designated by Agnico with the approval of the Rights Agent. Any Rights Certificates tendered for exchange shall be surrendered to the Rights Agent and shall be cancelled.

(c)            Except as otherwise provided in this Agreement, the Rights Agent shall charge to the Holder requesting an exchange a reasonable sum for each new Rights Certificate issued in exchange for a surrendered Rights Certificate(s); and payment of such charges and reimbursement to the Rights Agent or Agnico for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

2.15	Ability to Abandon Rights

Notwithstanding any other provision in this Agreement, a Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a Right by transferring such Right to Agnico without consideration therefor, and Agnico shall direct the Rights Agent to cancel any Rights so abandoned, and such Rights shall be deemed extinguished and no longer outstanding. For greater certainty, nothing in this Section 2.15 shall limit the ability of Agnico or any of its Affiliates to acquire Rights pursuant to Section 4.9.

2.16	Principal Office

If the principal transfer office of the Rights Agent in the city where the Rights Agency is situated is for any reason not available to act in connection with the exchange of Rights Certificates as contemplated by this Agreement, Agnico and the Rights Agent shall arrange for another office in such city to act in connection with the exchange of Rights Certificates and shall give notice of the change of such office to the Holders.

ARTICLE 3

ISSUANCE OF THE CVR PAYMENT AMOUNT

3.1	Achievement Certificate

(a)            If a Payment Condition is met prior to the Expiry Date, Agnico will, as soon as practicable (and in any event not later than 10 days after the date that such Payment Condition has been satisfied), deliver to the Rights Agent and to the stock exchange, if any, on which the Rights may be listed at that time, a notice in writing (the “Achievement Certificate”) signed on behalf of Agnico by one or more officers (without personal liability) certifying that such Payment Condition has been satisfied and specifying the Record Date and Payment Date for payment in respect of such Payment Condition. The Rights Agent will promptly (and in any event, within five Business Days after receipt) deliver a copy of such Achievement Certificate to the Holders.

(b)           If any Payment Condition is not met prior to the Expiry Date, Agnico will, as soon as practicable (and in any event not later than five Business Days after the Expiry Date), deliver to the Rights Agent a notice in writing (the “Non-Achievement Certificate”) signed on behalf of Agnico by one or more officers (without personal liability) certifying that such Payment Condition has not been satisfied by the Expiry Date and that Agnico has complied in all material respects with its obligations under this Agreement. The Rights Agent will promptly (and in any event, within five Business Days after receipt) deliver a copy of such Non-Achievement Certificate to the Holders.

3.2	Payment Procedure

If a Payment Condition is met prior to the Expiry Date, each Holder of record of Rights on the Record Date in respect of the applicable Payment Condition shall receive, at no additional cost or expense, the portion of the CVR Payment Amount set out in Section 2.2 for each Right held on the applicable Record Date less any applicable withholding taxes in accordance with Section 3.4(a).

3.3	Payment Mechanism

(a)            On or before each applicable Payment Date, Agnico shall deliver to the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the aggregate portion of the CVR Payment Amount for the relevant Payment Condition (the “Payment Fund”) to all Holders pursuant to Section 2.2.

(b)            Upon receipt of the Payment Fund, the Rights Agent shall on the applicable Payment Date, pay the applicable CVR Payment Amount, less any applicable withholding taxes in accordance with Section 3.4(a), to each Holder of record on the applicable Record Date, by cheque mailed to the address of each such respective Holder as reflected on the register kept by the Rights Agent and showing the number of Rights held by each such Holder as of close of business on the last Business Day before the payment of the applicable CVR Payment Amount is made. Notwithstanding the foregoing, all payments in excess of $25 million shall be made by wire transfer, rather than by cheque or other traditional paper-based payment items.

(c)            After each Payment Date, all Rights shall be deemed after such Payment Date to represent only the right to receive the remaining CVR Payment Amount to which the holder thereof is entitled in lieu of such Rights.

3.4	Withholding and Tax Information

(a)            Each of Agnico and the Rights Agent shall be entitled to deduct and withhold from any amounts payable or deliverable pursuant to this Agreement such amounts as Agnico or the Rights Agent, as the case may be, is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of federal, provincial, state, local or foreign tax law (including, for the avoidance of doubt, U.S. federal income tax law if applicable) and any amount so deducted or withheld shall be timely remitted to the appropriate taxing authority. In lieu of deducting or withholding such amounts, Agnico and the Rights Agent shall be entitled to otherwise recover from or to require a Holder to provide for such applicable taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Holder, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

(b)           If at any time Agnico is required by applicable law to withhold taxes from any payment made in respect of the CVRs, Agnico will deliver written instructions to the Rights Agent to solicit from the Holders any tax forms, certifications or other information required in connection with any tax deductions or withholdings as set forth in Section 3.4(a) and the Rights Agent shall solicit from the Holders such tax forms, certifications or other information and shall complete and file with the appropriate taxing authority any associated tax reporting forms or filings required by applicable law to be filed in respect of any payments made in the year from which taxes were withheld, all in accordance with such written instructions, provided that such tax information has been received from the applicable Holders no later than five Business Days prior to the applicable Payment Date.

(c)           The Holders and Agnico agree to provide the Rights Agent with their respective tax identification numbers and other certification, forms, documents and information that the Rights Agent may reasonably request in order to fulfill any tax reporting or remittance function or obligation.

3.5	Cancellation of Rights

Upon completion of the payment of the CVR Payment Amount in full for each Right held (the “Full Payment Date”) or at the Expiry Date, all Rights Certificates shall be deemed to be cancelled and all Rights shall be null, void and of no effect.

3.6	Accounting, Recording and Segregation

Any instruments, from time to time received by the Rights Agent, shall be received as custodian, bailee and agent for, and shall be segregated and kept apart by the Rights Agent on behalf of, Agnico.

3.7	Paying Agent and Registrar

(a)           Agnico may appoint one or more paying agents and one or more registrars, in which case each reference in this Agreement to the Rights Agent in respect of the obligations of the Rights Agent to be performed by that agent will be deemed to be references to that agent. In each case, Agnico and the Rights Agent will enter into an appropriate agreement with the agent implementing the provisions of this Agreement relating to the obligations of the Rights Agent to be performed by the agent and the related rights. Agnico initially appoints the Rights Agent as paying agent and registrar, and all functions related thereto shall occur at the principal office of the Rights Agent in Toronto, Ontario. Agnico may change the paying agent or registrar without prior notice to the Holders, provided that neither Agnico nor any of its Affiliates may act as paying agent or registrar.

(b)           Agnico will require each paying agent to agree in writing that the paying agent will hold as custodian, bailee and agent for the benefit of the Holders or the Rights Agent all money held by the paying agent for the payment of any amount payable for any Right and will promptly notify the Rights Agent of any default by Agnico in making any such payment. Agnico may, at any time, require a paying agent to pay all money held by it to the Rights Agent and account for any funds disbursed, and the Rights Agent may at any time during the continuance of any payment default, upon written request to a paying agent, require the paying agent to pay all money held by it to the Rights Agent and to account for any funds disbursed. Upon doing so, the paying agent will have no further liability for the money so paid over to the Rights Agent.

ARTICLE 4

COVENANTS OF AGNICO

4.1	Acquired Property

From the Effective Date until the earlier of the Full Payment Date and the Expiry Date, Agnico covenants to use its commercially reasonable efforts, in accordance with prudent mining practices and in a manner consistent with Agnico’s overall exploration and development strategies, to continue the exploration and advancement towards development of the Acquired Property.

4.2	Public Announcement

If a Payment Condition is met prior to the Expiry Date, Agnico shall promptly publicly announce the achievement of the Payment Condition.

4.3	Sell or Dispose of Rights in Acquired Property

From the Effective Date until the earlier of the Full Payment Date and the Expiry Date, Agnico covenants to not, directly or indirectly, complete or enter into any agreement, arrangement or understanding, whether by a sale of assets or by merger, reorganization, joint venture, lease, license, trust or any other transaction or arrangement, for the sale, transfer, assignment, disposition, relinquishment or surrender of its rights, title or interest in or to the Acquired Property or in or to any material assets comprising the Acquired Property to any Person, other than to an Affiliate (in connection with which Agnico shall remain subject to its obligations under this Agreement, including to make payments if and when such a payment is due in accordance with the terms of this Agreement) or pursuant to a Change of Control (provided such Change of Control would result in Agnico (or its corporate successor) continuing to directly or indirectly own the Acquired Property) (an “Acquired Property Transfer”) unless:

(i)	the agreement for such Acquired Property Transfer provides that the applicable transferee agrees to be bound by this Agreement to the same extent as Agnico and the transferee is a Qualified Mining Company;

(ii)	Agnico (or its corporate successor) agrees in writing to remain subject to the payment obligations under this Agreement, including to make payments if and when such a payment is due in accordance with the terms of this Agreement; or

(iii)	Agnico satisfies the full CVR Payment Amount, regardless of the satisfaction of the Payment Conditions, on or prior to the effective date of the Acquired Property Transfer.

4.4	Recordkeeping

From the Effective Date until the earlier of the Full Payment Date and the Expiry Date, Agnico covenants to use commercially reasonable efforts to keep or cause to be kept proper books of account for its operations at the Acquired Property and enter into those books full particulars of all dealings and transactions in relation to the Acquired Property.

4.5	To Pay Rights Agent Remuneration and Expenses

Agnico covenants that it shall pay to the Rights Agent from time to time the remuneration as set out in the Fee Schedule for its services hereunder and shall pay or reimburse the Rights Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Rights Agent in the administration or execution of its duties under this Agreement (including the reasonable compensation and the disbursements of its Counsel and all other advisors and assistants not regularly in its employ) both before any Event of Default under this Agreement and thereafter until all duties of the Rights Agent under this Agreement shall be finally and fully performed and even after the termination of this Agreement. If any remuneration or expenses remain unpaid by Agnico for a period of 30 Business Days after receipt of an invoice in respect thereof, such amounts shall incur interest at the rate then charged by the Rights Agent to its corporate clients. The Rights Agent shall not have any recourse against the securities or any other property held by it pursuant to this Agreement for payment of its fees. This Section 4.5 shall survive the resignation or removal of the Rights Agent and the termination and discharge of this Agreement.

4.6	Rights Agent May Perform Covenants

If Agnico fails in any material respect to perform any of its covenants contained in this Agreement, the Rights Agent, upon receipt of written notice from Agnico of such failure to perform, shall notify the Holders of such failure on the part of Agnico or may itself perform any of the covenants capable of being performed by it but, subject to Article 8, shall be under no obligation to perform said covenants or to notify the Holders that it is doing so. All sums expended or advanced by the Rights Agent in so doing shall be repayable as provided in Section 4.5, but the Rights Agent shall not be required to expend or risk its own funds. No such performance, expenditure or advance by the Rights Agent shall relieve Agnico of any Event of Default under this Agreement or of its continuing obligations under the covenants in this Agreement.

4.7	Creation and Issue of the Rights

All necessary corporate action on the part of Agnico has been taken to duly authorize the creation and issuance of the Rights and the Rights, when Authenticated as provided in this Agreement, shall be valid and enforceable against Agnico.

4.8	Listing on the TSX

Agnico shall have applied for and have used commercially reasonable efforts to obtain conditional approval for the listing of the Rights for trading on the TSX (the “Conditional Approval”) by the Effective Time, provided however that nothing in this Section 4.8 or otherwise in this Agreement shall require Agnico to agree to any conditions or restrictions or assume any obligations in connection with obtaining the Conditional Approval that would, in the sole discretion of Agnico (acting reasonably), be unduly onerous or burdensome.

4.9	Purchases by Agnico and Affiliates

This Agreement will not prohibit Agnico or any of its Affiliates from acquiring the Rights, whether in open market transactions, private transactions or otherwise, provided such acquisitions comply with Canadian and U.S. securities laws or other applicable securities laws. For greater certainty, nothing in this Section 4.9 shall grant to Agnico a unilateral right of redemption with respect to the Rights. Rights Certificates representing the Rights purchased by Agnico pursuant to this Section 4.9 shall be immediately surrendered to the Rights Agent for cancellation and shall be accompanied by a written direction of Agnico to cancel the Rights represented by this Agreement and shall not be reissued. For greater certainty, as a Holder, Agnico shall not be entitled to vote on any matter to be voted upon and shall not be entitled to dispute any matter in this Agreement.

ARTICLE 5

ROLE OF RIGHTS AGENT

5.1	Role as Rights Agent

The Rights Agent accepts its duties and responsibilities under this Agreement solely as a custodian, bailee and agent, and no trust is intended to be, or is or shall be, created by this Agreement and the Rights Agent shall owe no duty under this Agreement as a trustee.

ARTICLE 6

DISPUTE MECHANISM

6.1	Disputed Matters

(a)            If the Required Holders at any time but no later than 60 days after the Expiry Date (the “Dispute Period”) wish to dispute the non-satisfaction of one or more Payment Conditions, the Required Holders may deliver to Agnico and the Rights Agent written notice (the “Dispute Notice”) of such dispute in reasonable detail. For greater certainty, no group of Holders that does not constitute the Required Holders may deliver a Dispute Notice. In addition, no Dispute Notice may be delivered on or after the Full Payment Date and any Dispute Notice previously delivered pursuant to this Section 6.1(a) shall, upon the occurrence of the Full Payment Date, automatically be deemed withdrawn and of no further force or effect.

(b)            If the Required Holders do not deliver a Dispute Notice in accordance with Section 6.1(a) on or prior to the expiry of the Dispute Period with respect to any Payment Condition that Agnico has certified as not having been satisfied pursuant to a Non-Achievement Certificate, all Holders (including, for certainty, the Required Holders) will be deemed to have accepted that each such Payment Condition has not been met. For greater certainty, if a Dispute Notice has not been delivered by the expiry of the Dispute Period, Agnico and its Affiliates will have no further obligation with respect to the Rights held by any Holder or any portion of the CVR Payment Amount attributable to such Payment Condition.

(c)            If the Required Holders deliver a Dispute Notice during the Dispute Period, and it is finally determined in accordance with Section 6.2 that a Payment Condition has been met, the CVR Payment Amount payable in connection with the satisfaction of such Payment Condition, in accordance with the provisions of Section 2.2, will be paid on a date established by Agnico that is as soon as possible (and in any event no later than five Business Days) after such determination.

(d)            Agnico shall work in good faith together with Required Holders who have provided a Dispute Notice to resolve the dispute set out in the Dispute Notice on a mutually satisfactory basis for not less than 30 days, following which the dispute may be referred to arbitration pursuant to Section 6.2.

6.2	Arbitration

(a)           Subject to Section 6.1, all disputes, defaults, controversies or claims arising out of or in connection with this Agreement, the Rights and the Rights Certificates, whether as to interpretation, performance or otherwise (each an “Arbitrable Dispute”), shall be exclusively, fully and finally determined by a Tribunal of three arbitrators, in a process conducted under the Rules of Arbitration of the International Chamber of Commerce. The Required Holders may refer an Arbitrable Dispute to arbitration by delivering written notice to the Rights Agent (“Notice of Arbitrable Dispute”). For greater certainty, no group of Holders that does not constitute the Required Holders may deliver a Notice of Arbitrable Dispute or commence, or cause any party to commence, arbitration proceedings under this Section 6.2. Upon receipt of a Notice of Arbitrable Dispute, the Rights Agent shall, not later than five Business Days after receipt, deliver a copy thereof to Agnico, on behalf of the Required Holders that submitted such Notice of Arbitrable Dispute, and shall, subject to Section 9.10, commence an arbitration proceeding in accordance with the Rules of Arbitration of the International Chamber of Commerce.

(b)           In the event that arbitration under this Section 6.2 is commenced, Agnico shall appoint one arbitrator and the Rights Agent, on the written instruction of the Required Holders, shall appoint one arbitrator. The two party-appointed arbitrators shall, in consultation with the parties that appointed them, appoint the third arbitrator who shall be the President of the Tribunal. The place of hearing and seat of arbitration shall be Toronto, Ontario, Canada and the language of the arbitration shall be English. The Tribunal shall have the jurisdiction to grant equitable relief. The laws of the Province of Ontario and the federal laws of Canada applicable therein shall apply as the substantive law of the Arbitrable Dispute. For greater certainty, if a dispute relates to the non-satisfaction of one or more Payment Conditions, arbitration under Section 6.2 may only be initiated after the process set out in Section 6.1 is completed.

(c)          Each Holder hereby irrevocably waives any right to commence proceedings in court in respect of any Arbitrable Dispute. Arbitration initiated pursuant to this Section 6.2 constitutes the sole and exclusive remedy available to any Holder in respect of an Arbitrable Dispute.

(d)          All arbitral awards rendered in an arbitration commenced pursuant to this Section

6.2	shall be final and binding upon the parties and all Holders, including the Required Holders.

ARTICLE 7

MEETINGS OF HOLDERS OF RIGHTS

7.1	Right to Convene Meeting

The Rights Agent may at any time and from time to time, and shall on receipt of a written request of Agnico or a Holders’ Request, and upon being indemnified and funded to its reasonable satisfaction by Agnico or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Rights Agent failing, within seven days after receipt of any such request and such indemnity and funding, to give notice convening a meeting, Agnico or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Rights Agent and Agnico, each acting reasonably. Notwithstanding the foregoing, a meeting of the Holders may be held by telephonic or electronic means and a Holder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed to be present at the meeting. A meeting held by telephonic or electronic means shall be deemed to be held at Toronto, Ontario.

7.2	Notice of Meetings

At least 21 days’ notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 8 and a copy thereof must be sent to the Rights Agent unless the meeting has been called by it and to Agnico unless the meeting has been called by it. Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

7.3	Chairperson

An individual (who need not be a Holder) designated in writing by Agnico (if it convenes the meeting) or the Rights Agent (in all other cases), shall be the chairperson of the meeting (“Chairperson”) and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose an individual present to be the Chairperson and chair the meeting.

7.4	Quorum

Subject to Section 7.11, at any meeting of the Holders a quorum shall consist of Holders, present in Person or by proxy and holding at least 25% of the aggregate number of then outstanding Rights, provided that at least two Persons entitled to vote at such meeting present in person or represented by proxy. If a quorum is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 25% of the then outstanding Rights.

7.5	Power to Adjourn

The Chairperson of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Voting at Meetings

A poll shall be taken on every resolution, every Extraordinary Resolution, and on any other question submitted to a meeting in such manner as the Chairperson may direct and the results of such polls shall be binding on all Holders.

7.7	Voting

On a poll, each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Right or Rights held or represented by that Person. A proxyholder need not be a Holder. In the case of joint Holders of a Right, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Rights of which they are joint Holders. The Chairperson of any meeting shall be entitled to vote in respect of any Rights held or represented by him or her, but shall not have a second or deciding vote.

7.8	Regulations

(a)            The Rights Agent or Agnico with the approval of the Rights Agent, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(i)	providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(ii)	for the deposit of instruments appointing proxies at such place as the Rights Agent, Agnico or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(iii)	for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or electronically delivered before the meeting to Agnico or to the Rights Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(iv)	generally, the calling of meetings of Holders and the conduct of business thereat.

(b)            Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

7.9	Agnico and Rights Agent May Be Represented

Agnico and the Rights Agent, by their respective officers, directors or employees, and the legal and proxy advisers of Agnico and the Rights Agent, may attend any meeting of the Holders, and Agnico shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Rights held by them or otherwise.

7.10	Powers Exercisable by Extraordinary Resolution

Subject to applicable law, in addition to the powers conferred upon them by any other provisions of this Agreement or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(a)	to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Rights Agent, in its capacity as rights agent hereunder (subject to the Rights Agent’s prior consent) against Agnico or against its property, as approved by Agnico where required, whether such rights arise under this Agreement or the Rights Certificates or otherwise;

(b)	to sanction any modification of or change in or addition to or omission from the provisions contained in this Agreement or in the Rights Certificates that has been approved by Agnico and to authorize the Rights Agent to concur in and execute any amendment or supplement to the Agreement hereto embodying any such modification, change, addition or omission;

(c)	to direct or authorize the Rights Agent to exercise any power, right, remedy or authority given to it by this Agreement in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(d)	to waive and direct the Rights Agent to waive any Event of Default under this Agreement either unconditionally or upon any condition specified in such Extraordinary Resolution;

(e)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders; and

(f)	to remove the Rights Agent and appoint a successor agent, on similar fees and economics as the Rights Agent.

7.11	Meaning of “Extraordinary Resolution”

(a)            The expression “Extraordinary Resolution” when used in this Agreement means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who hold at least 25% of the aggregate number then outstanding Rights and passed by the affirmative votes of the Holders holding at least 66 2/3% of the then outstanding Rights represented at the meeting and voted on a poll upon such resolution.

(b)            If, at any such meeting, the Holders holding at least 25% of the then outstanding Rights are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than seven nor more than 45 days later, and to such place and time as may be appointed by the Chairperson. Not less than five days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 8. Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 7.11(a) shall be an Extraordinary Resolution within the meaning of this Agreement, notwithstanding that Holders holding at least 25% of the then outstanding Rights are not present in person or by proxy at such adjourned meeting.

(c)           Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12	Powers Cumulative

The parties agree that any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

7.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Rights Agent at the expense of Agnico, and any such minutes, if signed by the Chairperson or secretary of the meeting at which such resolutions were passed or proceedings had, or by the Chairperson or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters in this Agreement stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

7.14	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as provided in this Article 7 may also be taken and exercised by Holders holding at least 66 2/3% of the then outstanding Rights by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Agreement shall include an instrument so signed.

7.15	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 7.14 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Rights Agent (subject to the provisions for its indemnity in this Agreement) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE 8

NOTICES

8.1	Notice to Agnico and the Rights Agent

(a)            Unless otherwise expressly provided in this Agreement, any notice to be given pursuant to this Agreement to Agnico or the Rights Agent shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by electronic transmission:

if to Agnico:

Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario M5C 2Y7

Email:	*****
*****
Attention:	Chris Vollmershausen, Executive Vice President, Legal,
General Counsel and Corporate Secretary

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, Ontario M5V 3J7

Email:	polasker@dwpv.com and gsibai@dwpv.com
Attention:	Patricia L. Olasker and Ghaith Sibai

if to the Rights Agent:

Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, ON M5H 4A6

Email:	*****
Attention:	Manager, Corporate Trust

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by electronic transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(b)          Agnico or the Rights Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 8.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of Agnico or the Rights Agent, as the case may be, for all purposes of this Agreement.

8.2	Notice to the Holders

(a)           Except as otherwise provided in this Agreement, any notice to the Holders under the provisions of this Agreement shall be deemed to be validly given if the notice is sent by prepaid mail, delivered by hand, or electronic delivery, to the holders at their addresses appearing in the register of holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day, if sent by electronic transmission, on the first Business Day following such transmission or on the fifth Business Day if delivered by mail. All notices may be given to whichever one of the Holders (if more than one) is named first in the Rights register, and any notice so given shall be sufficient notice to all Holders and any other persons (if any) interested in such Rights. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder will not invalidate any action or proceeding founded thereon.

(b)           If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Holders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed (i) by press release and (ii) once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Rights, the Rights Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable notification of the Holders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

ARTICLE 9

CONCERNING THE RIGHTS AGENT

9.1	No Conflict of Interest

The Rights Agent represents to Agnico that to the best of its knowledge and belief, at the date of the execution and delivery of this Agreement there exists no material conflict of interest in its role as a fiduciary pursuant to this Agreement. In the event of a material conflict of interest arising in the Rights Agent’s role as fiduciary under this Agreement the Rights Agent shall, as soon as practicable but in any case within 20 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its agency under this Agreement to a successor rights agent approved by Agnico. Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or shall come to exist, the validity and enforceability of this Agreement and the Rights Certificate(s) shall not be affected in any manner whatsoever.

9.2	Replacement of Rights Agent

(a)           The Rights Agent may resign its agency and be discharged from all further duties and liabilities under this Agreement by giving to Agnico at least 45 days’ notice in writing or such shorter notice as Agnico may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Rights Agent and to appoint a new rights agent. If the Rights Agent resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting under this Agreement,

Agnico shall forthwith appoint a new rights agent unless a new rights agent has already been appointed by the Holders; failing such appointment by Agnico, the retiring Rights Agent or any Holder may bring the matter to binding arbitration in accordance with Section 6.2, for the appointment of a new rights agent; but any new rights agent so appointed by Agnico or by arbitration shall be subject to removal as aforesaid by the Holders. Any new rights agent appointed under any provision of this Section 9.2 must be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by applicable law of any other province or territory, in that other province or territory, and must be a corporation which is independent of Agnico and has no material conflict of interest. On any new appointment the new rights agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Agreement as Rights Agent.

(b)           Any corporation into which the Rights Agent may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Rights Agent shall be a party or any corporation succeeding to the corporate trust business of the Rights Agent, shall be the successor rights agent under this Agreement without the execution of any instrument or any further act.

9.3	Evidence, Experts and Advisers

(a)           In addition to the reports, certificates, opinions and other evidence required by this Agreement, Agnico shall furnish to the Rights Agent such additional evidence of compliance with any provision of this Agreement, and in such form, as may be prescribed by applicable law or as the Rights Agent may reasonably require by written notice to Agnico.

(b)           In the exercise of its rights and duties under this Agreement, the Rights Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of Agnico, certificates of Agnico or other evidence furnished to the Rights Agent pursuant to any provision hereof or any applicable law or pursuant to a request of the Rights Agent, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information in this Agreement which the Rights Agent in good faith believes to be genuine.

(c)           Proof of the execution of an instrument in writing, including a Holders’ Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Rights Agent may consider adequate.

(d)           The Rights Agent may, at the expense of Agnico, employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties under this Agreement and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Rights Agent.

9.4	Rights Agent May Deal in Securities

Subject to Section 9.1, the Rights Agent may buy, sell, lend upon and deal in securities of Agnico and generally contract and enter into financial transactions with Agnico or otherwise, without being liable to account for any profits made by this Agreement.

9.5	Rights Agent Not Ordinarily Bound

Except as otherwise specifically provided in this Agreement, the Rights Agent shall not be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by Agnico of any of the obligations in this Agreement imposed upon Agnico or of the covenants on the part of Agnico contained in this Agreement.

9.6	Rights Agent Not Required to Give Security

The Rights Agent shall not be required to give any bond or security in respect of the execution of its duties and powers of this Agreement or otherwise in respect of the premises.

9.7	Rights Agent Not Required to Give Notice of Default

The Rights Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it by this Agreement unless and until it shall have been required to do so under the terms hereof; nor shall the Rights Agent be required to take notice of any Event of Default, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the specific Event of Default desired to be brought to the attention of the Rights Agent and in the absence of any such notice the Rights Agent may for all purposes of this Agreement conclusively assume that no Event of Default has occurred. Any such notice shall in no way limit any discretion given to the Rights Agent in this Agreement to determine whether or not the Rights Agent shall take action with respect to any Event of Default.

9.8	Acceptance of Appointment

The Rights Agent by this Agreement accepts its appointment as Rights Agent and its duties and obligations in this Agreement declared and provided for and agrees to perform them upon the terms and conditions in this Agreement set forth and to hold and exercise the rights, privileges and benefits conferred upon it by this Agreement, subject to all the terms and conditions in this Agreement set forth, until discharged therefrom by resignation or other lawful removal.

9.9	Duties of Rights Agent

The Rights Agent, in exercising its powers and discharging its duties under this Agreement, shall:

(a)	exercise the care, diligence and skill that a reasonably prudent rights agent would exercise in comparable circumstances;

(b)	satisfy any reporting requirements or compliance imposed by law on the Rights Agent in respect of this Agreement; and

(c)	on instructions from Agnico in accordance with Section 3.4(b), solicit from the Holders any tax forms, certifications or other information required to make such tax deductions or withholdings, complete any associated tax reporting forms or filings, all in accordance with such written instructions, and make any withholding or deduction from a CVR Payment Amount in accordance with Section 3.4(a), duly and timely remit such withheld or deducted amount to the appropriate governmental authority, and furnish to Agnico and the Holders documentary evidence reasonably acceptable to Agnico of such remittance.

9.10	Actions by Rights Agent

(a)           Subject only to Section 9.9, the obligation of the Rights Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Rights Agent or the Holders under this Agreement shall be conditional upon the Holders delivering to the Rights Agent:

(i)	a Holder’s Request or Extraordinary Resolution directing the Rights Agent to take such act, action, or proceeding;

(ii)	sufficient funds to commence or continue such act, action or proceeding; and

(iii)	an indemnity reasonably satisfactory to the Rights Agent to protect and hold harmless the Rights Agent against the costs, charges and expenses and liabilities to be incurred in connection therewith and any loss and damages it may suffer by reason thereof.

(b)           None of the provisions contained in this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(c)           The Rights Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Rights Agent the Rights held by them, for which Rights the Rights Agent shall issue receipts.

9.11	Protection of Rights Agent

By way of supplement to the provisions of any law for the time being relating to the performance of the Rights Agents’ duties hereunder, it is expressly declared and agreed as follows:

(a)	the Rights Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Rights Certificates (except the representation contained in Section 9.1 or in the Authentication of the Rights Agent on the Rights Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by Agnico;

(b)	nothing in this Agreement shall impose any obligation on the Rights Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto; and

(c)	the Rights Agent shall not be bound to give notice to any Person or Persons of the execution hereof.

9.12	Indemnification of the Rights Agent

The Rights Agent, its officers, directors, agents and employees shall at all times be indemnified and saved harmless by Agnico from and against all claims, demands, losses, actions, causes of action, suits, proceedings, costs, charges, expenses, assessments, judgements, damages and liabilities whatsoever arising in connection with this Agreement, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Rights Agent contemplated by this Agreement, reasonable expert consultant and legal fees and disbursements on a solicitor and client basis and reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Rights Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Rights Agent. The foregoing provisions of this section do not apply to the extent that in any circumstance there have been acts of gross negligence, wilful misconduct, or bad faith by the Rights Agent. This indemnity shall survive the termination or discharge of this Agreement and the resignation or removal of the Rights Agent.

9.13	Third Party Interests

Each party to this Agreement by this Agreement represents to the Rights Agent that any account to be opened by, or interest to be held by the Rights Agent in connection with this Agreement, for or to the credit of such party, either: (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Rights Agent’s prescribed form as to the particulars of such third party.

9.14	Not Bound to Act/Anti-Money Laundering

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Rights Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on the 10th Business Day following delivery of written notice to Agnico, provided (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

9.15	Privacy Laws

(a)           The parties acknowledge that the Rights Agent may, in the course of providing services under this Agreement, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (a) to provide the services required under this Agreement and other services that may be requested from time to time; (b) to help the Rights Agent manage its servicing relationships with such individuals; (c) to meet the Rights Agent’s legal and regulatory requirements; and (d) if Social Insurance Numbers are collected by the Rights Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(b)           Each party acknowledges and agrees that the Rights Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent under this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Rights Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Rights Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

(c)           Further, each party agrees that it shall not provide or cause to be provided to the Rights Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

9.16	Force Majeure

Except for the payment obligations of Agnico contained in this Agreement, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provisions contained in this Agreement by reason of act of God, riots, terrorism, acts of war, epidemics or pandemics, governmental action or judicial order, earthquakes, economic sanctions or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section.

ARTICLE 10

AMENDMENTS

10.1	Amendments Without Consent of the Holders

(a)           Agnico may unilaterally enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders:

(i)	to evidence the appointment of another person as a successor Rights Agent;

(ii)	to add to the covenants of Agnico such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders;

(iii)	to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv)	as necessary to comply with any applicable laws or requirements of any stock exchange on which the Rights are listed; or

(v)	any other amendment to this Agreement that would provide any additional rights or benefits to the Holders and that does not materially adversely affect the interests of any such Holder.

(b)           Upon the delivery of a certificate from an appropriate officer of Agnico which states that the proposed amendment is in compliance with the terms of Section 10.1(a), the Rights Agent shall execute such amendment. Notwithstanding anything to the contrary contained herein, the Rights Agent may, but will not be obligated to, enter into any amendment that adversely affects the Rights Agent’s own rights, duties, obligations, responsibilities or protections.

10.2	Amendments with Consent of Holders

With Required Holders Approval, which for the purposes of this Section 10.2 only shall be a majority of the Holders, Agnico and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interests of the Holders.

10.3	Effect of Amendment

Upon the execution of any amendment under this Article 10, this Agreement shall be modified in accordance therewith, and such amendment shall form a part of this Agreement for all purposes; and every Holder of Rights theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

10.4	Notice of Amendment

Promptly after the execution by Agnico and the Rights Agent of any amendment listed above (whether with or without the consent of Holders), the Rights Agent shall deliver to the Holders affected thereby a notice provided by Agnico briefly describing the amendment. Any failure by the Rights Agent to deliver such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

ARTICLE 11

EVENTS OF DEFAULT

11.1	Events of Default Under this Agreement

(a)           Prior to the earlier of the Full Payment Date and the Expiry Date, each of the following events is an event of default (each, an “Event of Default”) under this Agreement:

(i)	any representation or warranty made by Agnico in this Agreement or in respect of the Rights shall prove to have been incorrect in any material respect when made or deemed to be made; provided that where such representation or warranty is capable of remediation then an Event of Default shall occur only where it continues to be incorrect for 30 days after written notice thereof has been given to Agnico and the Rights Agent by any Required Holders specifying the relevant representation or warranty and requiring it to be remedied;

(ii)	Agnico fails to observe or perform in any material respect any covenant, condition or agreement contained in this Agreement or in respect of the Rights and such failure continues unremedied for a period of 30 days after written notice has been given to Agnico and the Rights Agent by any Required Holders specifying such failure in reasonable detail and requiring it to be remedied;

(iii)	a court having competent jurisdiction over Agnico entering a decree or order (A) for relief in respect of Agnico following the filing of any petition, application or other proceeding against or in respect of Agnico by or on behalf of a Person (other than Agnico) under any applicable bankruptcy, insolvency or other similar law now or thereafter in effect, or (B) appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Agnico or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and in case of (A) or (B), such decree or order remaining unstayed and in effect for a period of 30 consecutive days; or

(iv)	Agnico voluntarily (A) commencing or filing any petition, application or other proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) consenting to the entry of an order for relief under any proceeding initiated against or in respect of Agnico by or on behalf of a Person (other than Agnico) under any such law, (C) consenting to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Agnico or for any substantial part of its property, or (D) making any general assignment for the benefit of its creditors.

(b)           If an Event of Default described in Sections 11.1(a)(i) or 11.1(a)(ii) occurs and is continuing, the Rights Agent, upon written request of Required Holders by notice to Agnico and the Rights Agent, shall, subject to Section 9.10, bring the matter to binding arbitration pursuant to Section 6.2 to protect the rights of the Holders.

11.2	Notice of Events of Default

(a)           Agnico shall provide the Rights Agent with written notice of the occurrence of any Event of Default under this Agreement within three Business Days of Agnico becoming aware of any such Event of Default.

(b)           If an Event of Default occurs and is continuing, the Rights Agent will, within 30 days after it has been notified in writing of such Event of Default by Agnico or any Required Holders, give notice of such Event of Default to Agnico and the Holders in the manner provided in Section 8.2, unless the default has been waived pursuant to Section 11.3.

(c)           Where notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing will be given by the Rights Agent to the Holders in the manner provided in Section 8.2, within a reasonable time period not exceeding 30 days after the Rights Agent becomes aware that the Event of Default has been cured.

(d)           The Rights Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms of this Agreement; nor shall the Rights Agent be required to take notice of any Event of Default hereunder, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the Event of Default desired to be brought to the attention of the Rights Agent, and in the absence of any such notice, the Rights Agent may for all purposes under this Agreement conclusively assume that no Event of Default has occurred. Such notice shall not limit the Rights Agent’s discretion to determine whether to take action with respect to any Event of Default.

11.3	Waiver of Default

Upon the occurrence of any default or Event of Default that is continuing the Required Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Rights Agent to waive any such default or Event of Default and the Rights Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition, provided that no delay or omission of the Rights Agent or of the Holders, as applicable, to exercise any right or power accruing upon any default or Event of Default shall impair any such right or power or shall be construed to be a waiver of any such default or Event of Default or acquiescence in this Agreement and provided further that no act or omission either of the Rights Agent or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default or Event of Default under this Agreement or the rights resulting therefrom.

ARTICLE 12

GENERAL PROVISIONS

12.1	Execution

This Agreement may be simultaneously executed in several counterparts, and may be executed by means of electronic communication, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

12.2	Formal Date

This Agreement shall be referred to as having the date first written above, regardless of the actual date of execution.

12.3	Termination, Satisfaction and Discharge of Agreement

This Agreement shall be satisfied and discharged and shall cease to be of any further force and effect, and the parties hereto will have no further liability hereunder, upon the earlier of (a) the Full Payment Date and (b) if no Dispute Notice has been delivered in accordance with Section 6.1(a), the expiry of the Dispute Period, or, if a Dispute Notice has been delivered in accordance with Section 6.1(a), the date on which all such disputes have been finally resolved (including pursuant to arbitration under Section 6.2) and all payments required to be made following such resolution have been paid in full. Notwithstanding the foregoing or any other provision of this Agreement, the following shall remain in full force and effect and survive the termination of this Agreement: (i) the obligations of Agnico for payment of monies due and owing to the Rights Agent under this Agreement, including under Sections 3.3 and 4.5; (ii) the obligations of the parties under Sections 3.1, 6.1 and 6.2, together with all payment obligations arising therefrom, until finally resolved or completed in accordance with their terms; and (iii) the indemnities provided to the Rights Agent by Agnico under this Agreement.

12.4	Provisions of Agreement and Rights for the Sole Benefit of Parties and Holders

Nothing in this Agreement or in the Rights Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision in this Agreement or in the Rights Certificates, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

(The remainder of this page is intentionally left blank, signature page follows.)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

AGNICO EAGLE MINES LIMITED

by	(signed) Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Executive Vice President, Legal, General Counsel and Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

by	(signed) Shelley McGarrity
	Name:	Shelley McGarrity
	Title:	Corporate Trust Officer

(signed) Maria Erandio
Name:	Maria Erandio
Title:	Associate Trust Officer

Signature Page - Contingent Value Rights Agreement

SCHEDULE “A”

FORM OF RIGHTS CERTIFICATE

(see attached)

THIS IS SCHEDULE “A” TO THE CONTINGENT VALUE RIGHTS AGREEMENT DATED JUNE 16, 2026 BETWEEN AGNICO EAGLE MINES LIMITED and COMPUTERSHARE TRUST COMPANY OF CANADA, AS RIGHTS AGENT.

Certificates issued to CDS must bear the following legend:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO AGNICO EAGLE MINES LIMITED OR ITS TRANSFER AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

RIGHTS CERTIFICATE AGNICO EAGLE MINES LIMITED

(a corporation existing under the laws of the Province of Ontario)

(“Agnico”)

RIGHTS CERTIFICATE NO.

RIGHTS, each entitling the holder to acquire the CVR Payment                                                             Amount.

THIS IS TO CERTIFY THAT

(the “holder”) is the registered holder of the number specified above of rights (“Rights”), each Right entitling the holder to receive up to $3.00 on the terms and conditions set out in a contingent value rights agreement (the “CVR Agreement”) between Agnico and Computershare Trust Company of Canada dated June 16, 2026.

The Rights represented by this Rights Certificate are issued under and pursuant to the CVR Agreement. Reference is made to the CVR Agreement and any instruments supplemental thereto for a full description of the rights of the holders of the Rights and the terms and conditions upon which the Rights are, or are to be, issued and held, with the same effect as if the provisions of the CVR Agreement and all instruments supplemental thereto were set forth in this Rights Certificate. By acceptance hereof, the holder assents to all provisions of the CVR Agreement. In the event of a conflict between the provisions of this Rights Certificate and the CVR Agreement, the provisions of the CVR Agreement shall govern. Capitalized terms used in but not otherwise defined in this Rights Certificate shall have the meaning ascribed to such terms in the CVR Agreement.

The registered holder of this Rights Certificate may, at any time prior to the close of business on the last Business Day immediately preceding the earlier of the Payment Date and the Expiry Date, upon surrender hereof to the Rights Agent at its offices in the city of Toronto, Ontario, exchange this Rights Certificate for other Rights Certificates entitling the holder to acquire, in the aggregate, the same CVR Payment Amount as may be acquired under this Rights Certificate.

The holding of the Rights evidenced by this Rights Certificate shall not constitute the holder hereof a shareholder of Agnico or entitle the holder to any right or interest in respect thereof except as expressly provided in the CVR Agreement and in this Rights Certificate.

The CVR Agreement provides that all holders of Rights shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the CVR Agreement and resolutions signed by the holders of Rights.

The Rights evidenced by this Rights Certificate may only be transferred in accordance with the terms of the CVR Agreement and upon compliance with such reasonable requirements as the Rights Agent may prescribe.

This Rights Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Rights Agent.

* * * * * *

IN WITNESS WHEREOF Agnico has caused this Rights Certificate to be signed by its duly authorized officer as of ■, 2026.

AGNICO EAGLE MINES LIMITED

Per:
(Authorized Signatory)

Certified by:

COMPUTERSHARE TRUST COMPANY OF CANADA

Rights Agent

Per:
(Authorized Signatory)

SCHEDULE “B”

TRANSFER FORM

(see attached)

THIS IS SCHEDULE “B” to the Contingent Value Rights Agreement dated June 16, 2026 between AGNICO EAGLE MINES LIMITED and COMPUTERSHARE TRUST COMPANY OF CANADA, as Rights Agent.

TRANSFER FORM

ANY TRANSFER OF RIGHTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	Agnico Eagle Mines Limited c/o Computershare Trust Company of Canada 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6 Attention: Manager, Corporate Trust

FOR VALUE RECEIVED, the undersigned by this Agreement sells, assigns and transfers unto:

(name)

(address)

__________ of the Rights registered in the name of the undersigned represented by [Rights Certificate(s) bearing Certificate Number(s)__________________________ / DRS Statement(s) bearing Account Number(s): __________________________] and by this Agreement appoints ____________________ as its attorney with full power of substitution to transfer the said Rights on the appropriate register of the Rights and the Rights Agent.

DATED this ■ day of ■, 20■.

Signature Guaranteed	Name of Holder

Name of Authorized Representative	Signature of Holder of Authorized Representative

Title of Capacity of Authorized	Signature of Holder of Authorized
Representative	Representative

Instructions:

The signature of the Holder must be the signature of the registered holder appearing on the face of the Rights Certificate. [Note: Only applicable if the Rights are evidenced by a Rights Certificate.]

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Transfer Form must be accompanied by evidence of authority to sign satisfactory to the Rights Agent and Agnico, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule 1 Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Rights Agent. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from treasury branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

SCHEDULE "C"

ACQUIRED PROPERTY

Holder	Permit name	Permit ID	Permit type
Rupert Exploration Finland Oy	Area 51	ML2020:0006-02	Exploration permit application
Rupert Exploration Finland Oy	Jeesion ratsutie	ML2025:0022-01	Exploration permit application
Rupert Exploration Finland Oy	Kuusaiarvi 2	ML2022:0071-01	Exploration permit
Rupert Exploration Finland Oy	Kuusajarvi 3	ML2022:0072-01	Exploration permit
Rupert Exploration Finland Oy	Liika	ML2020:0007-02	Exploration permit application
Rupert Exploration Finland Oy	Rako	ML2021 :0081-01	Exploration permit application
Rupert Exploration Finland Oy	Sattanen West	ML2021 :0113-01	Exploration permit application
Rupert Exploration Finland Oy	Soretiajarvi 3	ML2025:0053-01	Exploration permit application
Rupert Exploration Finland Oy	Vuolappa	ML2025:0002-01	Exploration permit application
Rupert Exploration Finland Oy	Satta SE	ML2019:0023-02	Exploration permit
Rupert Exploration Finland Oy	Rajala	ML2017:0079-02	Exploration permit
Rupert Exploration Finland Oy	Pahta NW	ML2019:0024-02	Exploration permit
Rupert Exploration Finland Oy	Heinalamminvuoma	ML2011 :0033-03	Exploration permit
Rupert Exploration Finland Oy	Liikavaara	ML2017:0080-02	Exploration permit
Rupert Exploration Finland Oy	Soretiajarvi 4	ML2012:0196-02	Exploration permit
Rupert Finland Oy	Paskamaa 2b-3b	ML2013:0012-02	Exploration permit
Rupert Finland Oy	Satta	ML2019:0005-02	Exploration permit
Rupert Finland Oy	Paskahaara 1	ML2011 :0034-03	Exploration permit
Rupert Exploration Finland Oy	Sayna	ML2024:0086-01	Exploration permit
Rupert Finland Oy	Liikamaa 1-4	ML2025:0052-01	Exploration permit
Rupert Finland Oy	Pahtarimpi 10-11	ML2025:0051-01	Exploration permit
Rupert Finland Oy	Pahtarimpi 2-3	ML2025:0050-01	Exploration permit
Rupert Finland Oy	Paskamaa 1-5	ML2025:0049-01	Exploration permit
Rupert Finland Oy	Pahtavaara	KL2018:0011, 3921	Mining concession
Rupert Finland Oy	Pahtavaara laaiennus	KL2013:0001	Mining permit
Rupert Exploration Finland Oy	Manto	VA2025: 0029-01	Reservation notification
Rupert Exploration Finland Oy	Luiro	ML2025:0066-01	Exploration permit application
Rupert Exploration Finland Oy	Riita 1	ML2025:0063-01	Exploration permit application
Rupert Exploration Finland Oy	Riita	VA2025:0048-01	Reservation notification
Rupert Exploration Finland Oy	Haurespaa	VA2025:0061-01	Reservation notification
Rupert Exploration Finland Oy	Harka	VA2025:0059-01	Reservation notification
Rupert Exploration Finland Oy	Mukkaiarvi	VA2025:0058-01	Reservation notification
Rupert Exploration Finland Oy	Pontso	VA2025:0060-01	Reservation notification
Rupert Exploration Finland Oy	Torvinen	VA2025:0062-01	Reservation notification
Rupert Exploration Finland Oy	Vesmaiarvi	VA2025:0057-01	Reservation notification